February 3, 2014

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention: Todd Schiffman, Esq.

Re:	Rockville Financial, Inc.

United Financial Bancorp, Inc.

Joint Proxy Statement/Prospectus

Registration Statement on Form S-4 (File No. 333-192930)

Ladies and Gentlemen:

Submitted herewith for filing on behalf of (i) our client, Rockville Financial, Inc., a Connecticut corporation (“Rockville”), and (ii) United Financial Bancorp, Inc., a Maryland corporation (“United”), is Amendment No. 2 (“Amendment No. 2”) to the Registration Statement referenced above (the “Registration Statement”).

This Amendment No. 2 is being filed in response to comments contained in the letter dated January 29, 2014 (the “Letter”) from Todd Schiffman, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Mr. William H. W. Crawford, IV, President and Chief Executive Officer of Rockville. The comments and responses are set forth below and are keyed to the sequential numbering of the comments and the headings used in the Letter and are based in all respects on information provided to Hinckley, Allen & Snyder LLP by representatives of Rockville and United.

General

1.	Please confirm that Sandler O’Neill did not make any presentations to the Rockville Board.

Securities and Exchange Commission

February 3, 2014

Response:

Rockville hereby confirms that Sandler O’Neill did not make any presentations to the Rockville Board.

2.	Please revise the Form S-4 to include a current developments section for both entities.

Response:

In response to the Staff’s comment, Rockville and United have added disclosure of their most recent financial results on page 15 of the Registration Statement under the heading “Recent Developments.”

Part II. Exhibits

Exhibit 8.2

3.	Please delete the assumption that “the Merger will qualify as a statutory merger ….” In the alternative, please opine on this issue since it is an underlying requirement for a Section 368(a) reorganization.

Response:

Kilpatrick Townsend & Stockton LLP has deleted the assumption noted above in its tax opinion and is refiling its opinion as Exhibit 8.2 to Amendment No. 2.

On the date hereof, Rockville is filing via EDGAR a request to accelerate the effective date of the Registration Statement so that it may be declared effective as of 4:00 p.m. (Washington, D.C. time) on February 5, 2014, or as soon as practicable thereafter. Following the effectiveness of the Registration Statement, (i) Rockville plans to file the final joint proxy statement/prospectus included within the Registration Statement pursuant to Rule 424(b)(3) promulgated under the Securities Act of 1933, as amended, and (ii) United plans to file such joint proxy statement/prospectus on Schedule 14A. Rockville and United plan to mail the joint proxy statement/prospectus to their respective stockholders on or about February 7, 2014.

Rockville has authorized me to represent on its behalf that it is aware of its obligations under the Securities Act as they relate to the proposed public offering of securities specified in the Registration Statement. Rockville further acknowledges as follows:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve Rockville from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

Securities and Exchange Commission

February 3, 2014

•	Rockville may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rockville is being represented by Hinckley, Allen & Snyder LLP. United is being represented by Kilpatrick Townsend & Stockton LLP. Please contact William W. Bouton, III ((860) 331-2626) or James R. Burke ((617) 378-4346) of Hinckley, Allen & Snyder LLP or Scott A. Brown ((202) 508-5817) or Sean P. Kehoe ((202) 508-5881) of Kilpatrick Townsend & Stockton LLP with any questions or comments you may have regarding this filing.

Very truly yours,

/s/ William W. Bouton, III

William W. Bouton, III